UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES FILING WITH ISRAELI COURT TO CONVENE MEETINGS OF FINANCIAL CREDITORS AND SHAREHOLDRES FOR ARRANGEMENT WITH FINANCIAL CREDITORS AS PART OF ACQUISITION BY BEN MOSHE OF CONTROLLING INTEREST IN ALON BLUE SQUARE

ARRANGEMENT CONTEMPLATES TOTAL CASH INFUSIONS BY BEN MOSHE OF UP TO NIS 900 MILLION AND IS SUBJECT TO CREDITORS ARRANGEMENT OF MEGA RETAIL AND PURCHASE BY BEN-MOSHE OR THE COMPANY OF THE OPERATIONS OF MEGA RETAIL FREE OF CLAIMS

YAKUM, Israel, May 9, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it has filed a motion with the District Court of Lod, Israel to convene meetings of its financial creditors (consisting of holders of the Company's bank debt and guaranteed bank debt and holders of its Series C Debentures) and shareholders for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999.

Concurrently with the Arrangement, a company under control of Mr. Moti Ben Moshe would acquire from the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (i) all of the outstanding shares of the Company held directly and indirectly by Alon (approximately 72.21% of the Company's shares), (ii) the rights and the obligations of Alon to a bridge loan of NIS 110 million extended to the Company by Alon and (iii) the rights and the obligations in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, in consideration for the payment of NIS 115 million.

The Arrangement is subject to a final agreement between Ben Moshe and the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail. The Arrangement contemplates the complete waiver of all claims against the Company and against its subsidiaries and against all whom received indemnification from the Company and its subsidiaries by the trustees and creditors of Mega Retail as well as the purchase by the Company or a company controlled by Ben Moshe of the operations of Mega Retail free and clear of all claims.

As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $238.1 million) into the Company, of which up to NIS 200 million can be designated for the acquisition of Mega Retail.

It is contemplated that the Company would convene a meeting of shareholders but would retain its right, in accordance with applicable Israeli law, to apply to the court at a later date to determine that shareholder approval is not required for the Arrangement.

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors, (ii) approval of the Company's shareholders (or alternatively, determination by the court that no such approval is required), (iii) approval of the Israeli court following convening of meetings described above, (iv) receipt of agreed upon third party approvals for effectuating a change of control in the Company, (v) the transfer of the acquired assets free and clear of any liens, and (vi) approval by the court of the acquisition of, or investment in, Mega Retail by the Company or a company controlled by Ben Moshe and the waiver of all claims against the Company and its subsidiaries by the trustees and creditors of Mega Retail. The deadline for satisfying the closing conditions is July 31, 2016.

The Company has requested that the court to grant it a grace period in order that it not be required to make any payments until closing other than ongoing payments, such as to employees, service providers, and consumers of gift certificates at stores.

More information regarding the contemplated arrangement, timetable and closing conditions is set forth in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail, or that all the closing conditions for the Arrangement will be satisfied.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia.

Companies designated for sale – the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail; failure to satisfy all closing conditions for the Arrangement; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 9, 2016	By:	/s/ Zehavit Shahaf

Zehavit Shahaf, Adv.

General Counsel and Corporate Secretary

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